Filed by Nokia Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Infinera Corporation

Commission File No.: 001-33486

Infinera deal, customer communications

Customer-facing teams edition

IMPORTANT. Until the deal is approved and closed – which is likely to be in several months – Nokia and Infinera continue to operate entirely separately as we have always done, and we carry on with ‘business as usual’.

Before you start, please read the ‘rules of engagement’. You must follow this to the letter to ensure you do not jeopardise the deal or even incur substantial penalties for Nokia.

Guidance for customer-facing teams

This briefing is designed to help you communicate with your customer about the announcement made by Nokia that it intends to acquire Infinera.

The NI account leads are responsible for coordinating communication to customers, working closely with the Account Executive for the customer where an AE is in place. Please liaise with the relevant NI colleagues (ie. RBCs, regional sales, Services, operations/supply chain etc.) to agree on the approach to your customer. If any of the other Nokia BGs is present in your customer account, please let them know your plans before reaching out to the customer.

Note that members of the Network Infrastructure leadership team have made or will make contact with senior executives at a number of our biggest customers as a courtesy. If your customer contact is a CxO (eg. CTO) or other senior executive, please check with your RBC or regional sales head before reaching out.

This document contains a short set of talking points you can use, along with a comprehensive Q&A. Bear in mind that, until the deal is approved and closed, a number of questions will remain undecided and cannot be answered. Don’t speculate with your customer, but be honest that there is no answer yet and that you intend to continue with business as usual.

We are handling this situation proactively or reactively as appropriate. If your customer buys only a small amount from IPN or FN and nothing from ON, you may decide not to reach out.

The contents of this document may be shared in conversation only – no part of it should be shared in writing (in printed or electronic form) outside Nokia (you may, of course, share this briefing within your team as appropriate).

Should you receive any question at all from any online or traditional media outlet, blogger, news-site etc., please refer the enquiry immediately to Media Relations (tom.johnson@nokia.com) without any comment.

Talking points

You might have seen the announcement Nokia has just published about our plans to acquire Infinera, (if relevant, you should refer to the sale of ASN as a proof point for Nokia’s active portfolio management).

•	In recent years, Nokia and Infinera have both made significant progress in our respective optical portfolios:

Nokia:

•	PSE-V and PSE-6s chipsets (PSE-6s: 1.2 Tb/s per wavelength), e.g. with Global Connect;

•	New record for speed in long-distance optical transmission in Latin America (1.1Tbps) in single-carrier wavelength transmission (Megacable);

•	A1’s first demo of 800 Gbps service on single wavelength over 1,276 km;

•	Set new North American distance record (1,866km) for 800 Gbps transmission on live network with Zayo (single wavelength over 23 spans with C+L WDM).

Infinera:

•	Continued momentum with ICPs (webscalers) with 40% CAGR from 2019-2023n h

•	Major service provider wins in North America, EMEA (e.g., Orange), CALA (American Tower), and APAC (NBN Co)

•	Significant with webscaler/ICP customers across coherent pluggable and line system

•

Announced a new line of high-speed intra-data centre optics based on monolithic indium phosphide (InP) photonic integrated circuit (PIC) technology, designed to enable intra-data centre connectivity at speeds of 1.6 terabits per second (Tb/s) and greater, with dramatically lower cost and power per bit

•	Recent achievements in optical networking solutions

•	Set transmission speed and spectral efficiency records with ICE6 800G engine.

•	Set a record for fibre capacity leveraging innovative super-C and super-L line system capability.

•	Deal advantages and benefits:

•

Creating a new and dynamic player in optical networks: 75% increase in scale for Nokia’s optical networks business, enabling it to accelerate its product roadmap timeline and breadth; providing better products for customers and creating a business that can sustainably challenge the competition.

•

The combined business will have significant in-house capabilities, including an expanded digital signal processor (DSP) development team, expertise across silicon photonics and indium phosphide-based semiconductor material sciences, and deeper competency in photonic integrated circuit (PIC) technology. The result will be a strong innovative player in optics with a deep and diverse pool of optical networking talent and expertise.

•

Gaining scale in North America optical market. The two companies have limited customer overlap. Infinera has a solid presence in North America (~60% of sales), complementing Nokia’s strong positions in APAC, EMEA and Latin America.

•

Accelerating Nokia’s expansion into enterprise (particularly webscale). The acquisition would be expected to contribute to Nokia’s aim of diversifying its customer base. Webscale customers make up over 30% of Infinera’s sales, complementing Nokia’s strong position with CSPs.

•	Separately, the companies have long respected each other as competitors in the market. Together, we find the logic of combination irresistible

•	Great cultural, intellectual, and personality fit between our organisations;

•	Both dedicated to innovation and quality, customer satisfaction and business success, and obsessed with pushing back limits of physics in optical networks.

•	Your account team will discuss the announcement with their regular contacts;

•	This is the first step on the path to approval, closing and integration, so there may not be answers to many of your questions….

•	But I’d be delighted to hear your first response and will answer any questions I can;

•	We respect all regulatory guidelines: please avoid mentioning anything confidential to Infinera in our discussion.

Q&A for use in conversations with customers

This Q&A is suitable for use with customers of Nokia, and customers who purchase both from Nokia and Infinera. The Q&A for customers of Infinera only will be aligned in terms of key messages, but will of course have a different focus and emphasis

Q1	What does this proposed deal mean for my business?

Until full closure of the deal and integration of both companies, you should expect no change. Nokia and Infinera continue to be independent and compete as we’ve always done while the deal is reviewed by the regulators.

Over time, we expect significant benefits for you. The proposed combination creates a new and dynamic player in optical networks, with a 75% increase in scale for Nokia’s Optical Networks division, bringing all the customer-focused benefits you might associate with that:

•

expanded digital signal processor (DSP) development team, expertise across silicon photonics and indium phosphide-based semiconductor material sciences, and deeper competency in vertically integrated photonic integrated circuit (PIC) technology. The result will be a strong innovative player in optics with a deep and diverse pool of optical networking talent and expertise;

•	breadth of reach and ability to offer solutions to a broad range of CSPs, enterprises, webscalers and AI players.

•	Accelerated product roadmaps.

Q2	When will the deal close?

We are starting the necessary approvals process and can’t say exactly how long that might take. We are aiming for the deal to close in the first half of 2025.

Q3	Will my account team change?

Until full closure of the deal and integration of both companies, you should expect no change. Nokia and Infinera continue to be independent and compete as we’ve always done while the deal is reviewed by the regulators, and we are conducting ‘business as usual’.

Q4	If I want to change from Infinera to Nokia now, given this announcement, can I do so?

Nokia and Infinera continue to be independent and compete as we’ve always done while the deal is reviewed by the regulators. Should you wish to change your optical supplier, you are of course free to do so, following the usual approach. But nothing should be different in making that change between Infinera and Nokia now from what you would have expected last month, for example.

Q5	Do you expect to make a lot of layoffs? The investor materials refer to synergies…

Nokia and Infinera continue to be independent and compete as we’ve always done while the deal is reviewed by the regulators. We are not able or willing to speculate about exactly what arrangements we will come to as regards staffing in the future.

I can say that the synergies you mention should not be taken to indicate that we plan to enter – as a combined company – into major cost saving programmes. They include synergies in our cost of sales after the Infinera integration – including elements like an improved negotiating position with suppliers and reduced standalone entity costs.

And, to be clear, we’re not planning to come together only to be smaller. We are looking for the additional benefits to our technology, our people and our customer offerings that we believe the deal would bring through an increase in scale and scope.

Q6	Will you close or merge any of your operations as a result of this deal?

Nokia and Infinera continue to be independent and compete as we’ve always done while the deal is reviewed by the regulators. We are not able or willing to speculate about exactly what arrangements we will come to as regards location in the future. It is important to remember that the combined company would have significant strengths in its global presence and this is something we would be keen to explore and enhance.

Q7	The stock exchange release specifically mentions portfolio optimisation. Where there are overlapping portfolio areas, which will be the winner / what will be the impact on your roadmap?

Nokia and Infinera continue to be independent and compete as we’ve always done while the deal is reviewed by the regulators. We are not able or willing to speculate about what arrangements we will come to as regards portfolio in the future. For now, it’s ‘business as usual’ and we are continuing with our current commitments.

The synergies listed in the stock market release include a list of different examples and should not be taken as a commitment in any particular area.

However, I can make one commitment to you, which is that we fully intend to be a major player in the global optical market and to be able to offer our customers the very best portfolio. It’s important to remember that both Nokia and Infinera are strong innovators in optical networks and have achieved remarkable feats with customers. We believe that this proposed deal accelerates our ambition in that area; we’re looking for the additional benefits to our R&D, our technology, our people and our customer offerings that we believe the increase in scale and scope the deal would bring.

Q8	We are currently swapping out Infinera for Nokia. What now?

Nokia and Infinera continue to be independent and compete as we’ve always done while the deal is reviewed by the regulators and you should continue with your project in exactly the way you have planned. Should the deal be approved and closed in the way we hope and expect it to be, we will of course take account of all recent or ongoing changes to your business in the course of integration planning.

Q9	Plenty of change to digest, with your divestment of ASN too! Will there be more? Are you now going to sell another division? Buy another company?

Nokia lists active portfolio management among its strategic priorities and we have always been clear that we will do our utmost to ensure our portfolio – across Network Infrastructure and across Nokia – serves the interests of all our customers in the very best way possible. As you will have seen from the announcement we made on 27 June regarding the divestment of our Submarine Networks business, we will never shy away from change in order to achieve this. But we also will never make changes for the sake of change. As you can see from the deal we are announcing today, we take these steps only when we believe that there is a compelling reason to do so for the sake of our customers.

Q10	How will this deal affect Nokia’s other business groups?

The proposed acquisition focuses only on Optical Networks in Network Infrastructure and it will not affect Nokia’s other business groups.

Many of our Optical Networks customers have relationships with other parts of Nokia – or, indeed, with Infinera. As we look forward to gaining approval for the deal and to planning integration, we aim not to disrupt these relationships in any way and, over time, to allow customers fully to benefit from the scale advantages we believe the deal will bring.

Q11	What will the impact be on other Network Infrastructure businesses and on the business group as a whole?

Network Infrastructure is already a leading player in the network business – in terms of technology and customer relationships – and this proposed acquisition will further strengthen our ability to deliver best-in-class products.

Q12	Does this deal mean you’re turning your back on CSP business like ours?

Absolutely not. Infinera brings substantial scale in the webscale market (which represents around 30% of its business), to complement our relative strength in the CSP business. We intend the resultant strength in these segments to benefit our CSP business by capitalising on that growth to power innovation investments that will benefit all our customers.

Q13	Does this deal mean you’re turning your back on business outside North America, like ours?

Absolutely not. Infinera has a solid presence in the North American market, which represents around 60% of its sales to complement Nokia’s strengths in Europe, MEA, APAC and Latin America. The intention of the proposed deal is to create a new and dynamic global player, able to serve the needs of all our customers, worldwide.

Q14	Will the deal dilute the strong focus Infinera has on US government programmes, such as the CHIPS act?

We believe it will enhance this focus. Nokia has a strong focus on business in the US and we are extremely active in government-sponsored programmes, such as BEAD, for which Nokia was the first technology vendor to announce the availability of Buy-America compliant products for use in critical broadband infrastructure projects focused on closing the digital divide. We saw the first products roll off the manufacturing line this spring.

We believe this merger will build on the commitments of both companies and strengthen our ability to work with US government programmes as well as bringing valuable relevant experience to our ability to participate in similar projects in other countries.

Q15	Will the deal simply be a distraction for your teams at a crucial time for my business?

Until the deal is approved and closed, nothing will change. Nokia and Infinera remain entirely separate companies and we maintain ‘business as usual’.

Looking to the future, one of the advantages of the deal is that there is limited overlap in terms of geographical footprint, customer base and so on. We believe, therefore that – assuming the deal is approved – integration can be carried out quickly, with limited disruption to our teams, or to your account.

In addition, the Nokia team is proficient in managing change. We know that to make progress means to accept and drive change and our teams have shown themselves resilient and focused. Your account team will continue to place your interests front and centre as we work towards bringing these two companies together.

Q16	How would the deal affect prices? One less competitor in the market…

It should be noted that the optical market features many different players. What lies behind the proposed deal is its ability to deliver scale and to create an effective and strong counterbalance to the current market leader. That means the deal would be good for competitiveness. We would also expect the deal to deliver a number of economies of scale. This would put Nokia in a yet stronger position to meet the needs of our customers.

Q17	Has the future of David Heard (Infinera CEO) been decided?

Until the deal has closed, very few decisions can be made about the future shape, structure or staffing of the future Network Infrastructure organisation. I can, however, share that David Heard plans to continue with Nokia once the deal is closed. The calibre of the people in the Infinera organisation is something we have long respected and we see a great cultural, intellectual, and personality fit between our organisations, both of which are dedicated to innovation and quality, focused on customer satisfaction and business success, and obsessed with pushing back the limits of physics in optical networks.

Q18	Will the head of Nokia’s Optical Networks, James Watt, continue in his position once the deal is closed?

Yes, James will continue to be the general manager and VP of our Optical Networks division, as today. James has spearheaded the impressive transformation that we have seen in our optical business over the last few years. He combines technical brilliance with visionary leadership and a profound understanding of the market. He is an essential member of the Network Infrastructure leadership team. James has been one of the drivers behind this proposed acquisition because he believes strongly that such a combination makes sense for customers and for Nokia by bringing scale and complementary customer bases.

- ENDS –

Additional Information and Where to Find It

Infinera Corporation (“Infinera”), the members of Infinera’s board of directors and certain of Infinera’s executive officers are participants in the solicitation of proxies from stockholders in connection with the pending acquisition of Infinera (the “Transaction”). In connection with the Transaction, Nokia Corporation (“Nokia”) intends to file with the SEC a registration statement on Form F-4 that will include a proxy statement of Infinera and that also will constitute a prospectus of Nokia with respect to shares of Nokia’s ordinary shares to be issued in the Transaction, which will be represented by American depositary shares (such registration statement, the “Proxy Statement/Prospectus”).

Christine Bucklin, Greg Dougherty, David Heard, Sharon Holt, Roop Lakkaraju, Paul Milbury, Amy Rice, George Riedel and David Welch, all of whom are members of Infinera’s board of directors, and Nancy Erba, Infinera’s chief financial officer, are participants in Infinera’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus and other relevant documents to be filed with the SEC in connection with the Transaction. Additional information about such participants is available under the captions “Our Board of Directors,” “Our Pay” and “Our Stockholders—Security Ownership of Certain Beneficial Owners and Management” in Infinera’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders (the “2024 Proxy Statement”), which was filed with the SEC on May 17, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1138639/000113863924000128/infn-20240517.htm), as amended on June 4, 2024 (available at https://www.sec.gov/Archives/edgar/data/1138639/000113863924000162/infn2024proxystatementdef1.htm). To the extent that holdings of Infinera’s securities have changed since the amounts printed in the 2024 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001138639). Information regarding Infinera’s transactions with related persons is set forth in the 2024 Proxy Statement under the caption “Certain Relationships and Related Party Transactions.” Certain illustrative information regarding the payments to that may be owed, and the circumstances in which they may be owed, by Infinera to its named executive officers in a change of control of Infinera is set forth in the 2024 Proxy Statement under the caption “Estimated Payments and Benefits Upon Termination, Change of Control or Death/Disability.”

Promptly after the Proxy Statement/Prospectus is declared effective by the SEC, Infinera will mail the Proxy Statement/Prospectus and a WHITE proxy card to each stockholder entitled to vote at the special meeting to consider the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF INFINERA AND NOKIA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT INFINERA OR NOKIA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INFINERA, NOKIA AND THE TRANSACTION.

Stockholders may obtain free of charge, when filed, the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera or Nokia with the SEC in connection with the Transaction at the SEC’s website (http://www.sec.gov). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera with the SEC in connection with the Transaction will also be available, free of charge, at Infinera’s investor relations website (https://investors.Infinera.com/), or by emailing Infinera’s investor relations department (apassi@Infinera.com). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Nokia with the SEC in connection with the Transaction will also be available, free of charge, at Nokia’s investor relations website (https://www.nokia.com/about-us/investors/), or by emailing Nokia’s investor relations department (investor.relations@nokia.com).

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this communication may be characterized as forward-looking under the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially. Statements in this communication that are forward-looking may include statements regarding: (1) the Transaction; (2) the expected timing of the closing of the Transaction; (3) considerations taken into account in approving and entering into the Transaction; (4) the anticipated benefits to, or impact of, the Transaction on Infinera’s businesses; and (5) expectations for Infinera following the closing of the Transaction. There can be no assurance that the Transaction will be consummated. Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, in addition to those identified above, include: (1) the possibility that the conditions to the closing of the Transaction are not satisfied, including the risk that required approvals from Infinera’s stockholders for the Transaction or required regulatory approvals to consummate the Transaction are not obtained, on a timely basis or at all; (2) the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; (3) possible disruption related to the Transaction to the current plans, operations and business relationships of Infinera, including through the loss of customers and employees; (4) the amount of the costs, fees, expenses and other charges incurred by Infinera related to the Transaction; (5) the possibility that the stock price of Infinera could fluctuate during the pendency of the Transaction and may decline if the Transaction is not completed; (6) the possible diversion of management’s time and attention from ongoing business operations and opportunities; (7) the response of competitors and other market participants to the Transaction; (8) potential litigation relating to the Transaction; (9) uncertainty as to the timing of completion of the Transaction and the ability of each party to consummate the Transaction; and (10) the other risks and uncertainties detailed in the periodic reports that Infinera files with the SEC. All forward-looking statements in this communication are based on information available to Infinera as of the date of this communication, and, except as required by law, Infinera does not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.